Oscar Gruss and Son Incorporated

Notes to Statement of Financial Condition
December 31, 2015

Note 1. Operations and Principal Business Activity

: Oscar Gruss & Son Incorporated (the "Company") is substantially owned by Makor Partners Limited (the "Parent"), and is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations, including the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Broker-Dealer's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions. During 2015, the Company changed its year-end from February 28th to December 31st.

: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk. The Company is engaged in a single line of business as a securities broker-dealer in riskless principal transactions.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934, and is claiming an exemption from this rule.

The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition.

: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Oscar Gruss and Son Incorporated

Notes to Statement of Financial Condition
December 31, 2015

Note 2. Summary of Significant Accounting Policies (continued)

: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

: The Company maintains cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

: Securities transactions and the related revenue and expenses are recorded on a trade-date basis as securities transactions occur.

: Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation.

: The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. In accordance with GAAP, uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. At December 31, 2015, management has determined that there are no uncertain tax positions.

Note 3. Due From Clearing Brokers

The clearing and depository operations for the Company's security transactions are provided by a broker pursuant to clearance agreements. At December 31, 2015 the receivables from the clearing broker represent a cash deposit of $250,652 maintained at the clearing broker and commissions receivable earned of approximately $476,000 as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2015, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At December 31, 2015, these balances were fully collateralized by securities owned by the customers.

Oscar Gruss and Son Incorporated

Notes to Statement of Financial Condition
December 31, 2015

Note 4.   Property and Equipment

Property and equipment, at cost, consists of the following

Computers and equipment	$	75,070
Leasehold Improvements		142,652
Software		2,900
		220,622
Less accumulated depreciation		76 898
	$	143,724

Note 5.   Due to Affiliate

Due to affiliate consists of expenses paid on behalf of the Company that are reimbursed to the affiliate.

Note 6.   Subordinated Borrowings

Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. The $3,000,000 10% subordinated loan matures December 31, 2019 and the Parent has waived the receipt of interest under the subordinated loan agreement, until further notice.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Note 7.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000, or an amount based on the number of and price of underlying securities in which it makes a market. Although the Company stopped making markets effective October, 2012, it

Oscar Gruss and Son Incorporated

Notes to Statement of Financial Condition
December 31, 2015

Note 7.   Net Capital Requirements (continued)

continues to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of the Rule 15c3-3 aggregate debit items, as defined.

At December 31, 2015, the Company had net capital of $3,019,825, which was $2,769,825 in excess of the minimum net capital requirement of $250,000.

Note 8.   Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees of the Company. Covered employees are permitted, within limitations imposed by the Code, to make pretax and post-tax contributions to the Plan pursuant to salary reduction agreements. The Plan is a noncontributory plan.

Note 9.   Commitments and Contingencies

The Company entered into an operating lease which expires in July 2016 for its New York office facility. The Company obtained a letter of credit from a bank in the amount of $139,000 for the rent security deposit. This letter of credit is guaranteed by the money market cash balances of the Company held with its bank and is reflected as restricted cash on the accompanying statement of financial condition.

The future minimum annual rental payment under the lease is as follows:

2016	$ 129,205

Deferred rent payable represents the cumulative rent expense charged to operations from the inception of the lease in excess of the required lease payments. Deferred rent payable amounted to approximately $13,000 at December 31, 2015 and is included in other liabilities on the accompanying statement of financial condition.

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

Oscar Gruss and Son Incorporated

**Notes to Statement of Financial Condition
December 31, 2015**

Note 10.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 11.   Net Operating Loss Carryforward

The Company had an available net operating loss carryforward of approximately $2,067,000 at December 31, 2015 to offset future taxable income expiring through 2034.

The Company has recorded a deferred tax asset amounting to approximately $827,000 for the tax effect of net operating loss carryforwards.   In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance at December 31, 2015 for the full amount of the deferred tax asset.

Note 12.   Related Party Transactions

The Company received commission income of approximately $684,000 for the period from March 1, 2015 through December 31, 2015 from Makor Securities London Limited, an Affiliate, relating to transactions with the affiliate.   Commissions receivable from the Affiliate amounted to approximately $223,000 at December 31, 2015, and is included in the other assets in the accompanying statement of financial condition.

Pursuant to a service agreement between the Company and Makor OG Limited (the "Branch"), an affiliate, the Branch allocates expenses to the Company based on expenses incurred by the Branch on behalf of the Company related to daily operations. The Company has an amount due to affiliate of approximately $188,000 at December 31, 2015, representing both allocated and other expenses paid by the Branch on behalf of the Company that will be reimbursed to the Branch.